UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Mawson Infrastructure Group Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
57778N208
(CUSIP Number)
Nicholas Hughes-Jones C/O Mawson Infrastructure Group Inc. Level 5, 97 Pacific Highway, North Sydney C3 NSW 2060 Australia +61 433 260 343
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 15, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57778N208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Nicholas Hughes-Jones
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (exchange of shares under bid purchase agreement)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	4,888,800 (1)
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	4,888,800 (1)
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,888,800 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.35% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 4,888,800 shares of Common Stock of Mawson Infrastructure Group Inc. (“Mawson”) held by Inbocalupo Pty Ltd ATF Inbocalupo Trust (“Inbocalupo”), provided that Inbocalupo was issued 48,888,000 shares of Common Stock on June 15, 2021, which were reclassified to 4,888,800 shares of Common Stock on August 11, 2021, pursuant to a Certificate of Amendment to the Certificate of Incorporation of Mawson that effected a 1-for-10 reverse stock split of the then-outstanding Common Stock. Because Mr. Hughes-Jones exercises voting and dispositive power over the securities owned by Inbocalupo, he may be deemed to be the beneficial owner of the securities owned by such entity pursuant to Rule 13d-3(a) promulgated under the Act.

(2)	Based on 58,552,512 shares of Common Stock outstanding as reported by Mawson on its Form 8-K dated August 11, 2021 and filed on August 16, 2021.

CUSIP No. 57778N208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Inbocalupo Pty Ltd ATF Inbocalupo Trust.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (exchange of shares under bid purchase agreement)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	4,888,800 (1)
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	4,888,800 (1)
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,888,800 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.35% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 4,888,800 shares of Common Stock of Mawson Infrastructure Group Inc. (“Mawson”) held by Inbocalupo, provided that Inbocalupo was issued 48,888,000 shares of Common Stock on June 15, 2021, which were reclassified to 4,888,800 shares of Common Stock on August 11, 2021, pursuant to a Certificate of Amendment to the Certificate of Incorporation of Mawson that effected a 1-for-10 reverse stock split of the then-outstanding Common Stock.

(2)	Based on 58,552,512 shares of Common Stock outstanding as reported by Mawson on its Form 8-K dated August 11, 2021 and filed on August 16, 2021.

CUSIP No. 57778N208

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.001 per share, of Mawson Infrastructure Group Inc. (f/k/a Wize Pharma, Inc.) (“Mawson” or the “Issuer”). The principal executive offices of Mawson are currently located at Level 5, 97 Pacific Highway, North Sydney C3 NSW 2060 Australia.

Item 2.	Identity and Background

(a)	Name:

i.	Nicholas Hughes-Jones
ii.	Inbocalupo Pty Ltd ATF Inbocalupo Trust.

(b)	Business address for each of the Reporting Persons:

i.	Nicholas Hughes-Jones
C/O Mawson Infrastructure Group Inc. Level 5, 97 Pacific Highway, North Sydney C3 NSW 2060 Australia

ii.	Inbocalupo Pty Ltd ATF Inbocalupo Trust.
C/O Mawson Infrastructure Group Inc. Level 5, 97 Pacific Highway, North Sydney C3 NSW 2060 Australia

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

i.	Nicholas Hughes-Jones currently serves as a Chief Commercial Officer of Mawson. The principal business of Mawson is that of a ‘Digital Asset Infrastructure’ business, which owns and operates modular data centers which mine for Bitcoin. Mawson’s address is Level 5, 97 Pacific Highway, North Sydney C3 NSW 2060 Australia.

ii.	N/A

(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No.

(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

No.

(f)	Citizenship:

i.	Nicholas Hughes-Jones is an Australian citizen.

ii.	Inbocalupo Pty Ltd ATF Inbocalupo Trust. is a proprietary limited company governed by the Corporations Act 2001 of Australia.

Item 3.	Source and Amount of Funds or Other Consideration

On March 9, 2021, the Issuer completed its initial closing of the acquisition of all of the equity interests of Mawson Infrastructure Group Pty Ltd., an Australian company (formerly known as Cosmos Capital Limited, “Cosmos”) pursuant to a Bid Implementation Agreement dated as of December 30, 2020 (“Bid Agreement”) by and between the Mawson and Cosmos. Pursuant to the Bid Agreement, all of the Cosmos equity interests were acquired by Mawson in consideration of 428,270,616 shares of Mawson common stock. Inbocalupo was an equity owner in Cosmos and received its shares of Mawson common stock in connection with the Bid Agreement.

The Bid Agreement is incorporated by reference to Mawson’s Current Report on Form 8-K filed with the SEC on January 5, 2021, and the Deed of Amendment amending the Bid Implementation Agreement filed with the SEC on January 19, 2021.

Item 4.	Purpose of Transaction

The purpose of the Bid Agreement was for the Issuer to acquire Cosmos. Inbocalupo was an equity owner in Cosmos and received its shares of Mawson common stock in connection with the Bid Agreement.

Other than as stated above, no Reporting Person currently has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Persons own 4,888,800 shares of common stock of the Issuer, which equals approximately 8.35% of the outstanding shares of Common Stock as of August 11, 2021. Percentage ownership is based upon an assumption that 58,552,512 shares of Common Stock are outstanding, which the Issuer represented in its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 16, 2021 to be the number of shares outstanding on August 11 2021, after its 1 for 10 reverse split became effective.

(b)	Nicholas Hughes-Jones has sole voting power and the sole dispositive power with respect to the 4,888,800 shares of common stock held by Inbocalupo.

(c)	Except as discussed herein, the Reporting Persons, including Nicholas Hughes-Jones and Inbocalupo have not effected any transaction in the Issuer’s common stock during the past 60 days.

(d)	No other person besides the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have no other contracts, arrangements, understandings or relationships other than as expressly set forth herein. Mr Hughes-Jones has been employed by Mawson Infrastructure Group Pty Ltd since June 1, 2021.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits to this statement:

1.	Bid Implementation Agreement dated December 30, 2020 by and between Mawson Infrastructure Group (f/k/a Wize Pharma, Inc.) and Mawson Infrastructure Group Pty Ltd., an Australian company (formerly known as Cosmos Capital Limited). This agreement is incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on January 5, 2021.

2.	Deed of Amendment dated January 18, 2021 of the Bid Implementation Agreement between Mawson Infrastructure Group (f/k/a Wize Pharma, Inc.) and Mawson Infrastructure Group Pty Ltd., an Australian company (formerly known as Cosmos Capital Limited). This agreement is incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on January 19, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 26, 2021	By:	/s/ Nicholas Hughes-Jones
	Name:	Nicholas Hughes-Jones

INBOCALUPO PTY LTD. ATF INBOCALUPO TRUST

	By:	/s/ Nicholas Hughes-Jones
	Name:	Nicholas Hughes-Jones
	Title:	Sole Director